April 22, 2010

Patrick Gilmore
Accounting Branch Chief
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington DC 20549-2001

Re:	MICROS Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 31, 2009
Form 10-Q for the Fiscal Quarter Ended December 31, 2009
Filed February 16, 2010
File No. 000-09993

Dear Mr. Gilmore:

We are providing this letter to respond to the comments of the staff contained in your March 18, 2010 letter to A. L. Giannopoulos.  Set forth below are the staff’s comments and our responses to the comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Inventory, page 23

1.
We note in your disclosure here and in your schedule of valuation and qualifying accounts on page 72 that you record a reserve for inventory obsolescence.  Tell us how you considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB, which indicate that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve.  Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate.  Additionally, describe your accounting for sales of specifically reserved inventory in further detail, including your accounting for the inventory reserve as these sales occur and whether any changes in facts and circumstances previously resulted in the restoration of inventory value.

Response to Comment No. 1.

In our future filings we will eliminate the presentation of inventory from Schedule II, Valuation and Qualifying Accounts and Reserves and we will avoid referring to changes due to normal adjustments of inventory cost within Item 7, Management's Discussion and Analysis of Financial Discussion and Results of Operations, as movements in reserves.

Our inventory write down is related to obsolete and slow moving products and is determined by considering individual product lines on a semi-annual basis, or more frequently in the event of significant changes in facts and circumstances relative to specific product lines.  The predominance of our inventory write down relates to spare parts and repair inventory which is consumed as part of a service contract or an existing warranty obligation, and which therefore is not susceptible to significant fluctuations in demand.  During our periodic evaluation of inventory obsolescence, we consider changes in facts and circumstances, such as increases in demand, to ensure that these changes do not result in the restoration of inventory value.  When reserved inventory items, previously written down, are consumed, or on the rare occasion that we do sell products previously identified as obsolete, the write-down captured in our accounting system related to such inventory is manually credited to cost of revenue at the date of the next inventory obsolescence evaluation.

Item 8.  Financial Statements and Supplementary Data
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition
Service. page 49

2.
We note that revenue where the product is designed, developed or modified to customers' specifications is recognized on a percentage-of-completion basis under SOP 81-1 because reasonably dependable estimates of the revenues and the project progress applicable to various states of an arrangement can be made.  We also note in your revenue recognition disclosures in your Form 10-K for the fiscal year ended June 30, 2008 that revenue for similar arrangements that required significant production, modification, or customization to the licensed software were previously recognized under the completed contract method as the production cycles were usually not long-term.  Please describe the facts and circumstances that led to this change in method of accounting for these arrangements and tell us how you considered paragraph 2(c) of SFAS 154 in reporting this as a change in accounting principle and providing the disclosures required by paragraph 17 of SFAS 154.  Additionally, please tell us how you considered providing a letter from your independent accountants indicating whether or not this change in revenue recognition method is an alternative principle which is preferable under the circumstances.  Refer to Rule 10.01(b)(6) of Regulation S-X.

Response to Comment No. 2.

Please note that during the fiscal year ended June 30, 2009, we did not change our method of accounting for any revenue arrangements.  As more fully described below, the accounting principle applied with respect to fixed price e-commerce design and development contracts, where the product is designed, developed or modified to the customer’s specifications, as described in our Form 10-K for the fiscal year ended June 30, 2009 (the “2009 Form 10-K”), differed from the accounting principle applied with respect to software contracts requiring significant production, modification, or customization, as described in our Form 10-K for the fiscal year ended June 30, 2008 (the “2008 Form 10-K”), only due to the different nature of some of the contract arrangements.  The disclosure in our 2009 Form 10-K related to new types of revenue arrangements in our subsidiary, Fry, Inc. (“Fry”).

As disclosed under footnote 4, “Acquisitions,” in our 2009 Form 10-K, during August 2008, we acquired Fry, an e-commerce design, development and managed services provider.   As some of Fry’s revenue comes from fixed price e-commerce contracts that span multiple reporting periods where the product, such as a complex web-site including front office and back office applications with significant embedded functionality, is designed, developed or modified to the customer’s specifications, this revenue is recognized on a percentage of completion basis as the criteria set forth in SOP 81-1 are met.  In addition, we can make reasonably dependable estimates of the revenues and the progress towards completion of the arrangement based on historical experience and the milestones set in the contracts.

We removed from our 2009 Form 10-K the reference made in our 2008 Form 10-K regarding revenue recognized on a completed contract basis, as these arrangements were no longer material to the periods presented.

3.
For arrangements accounted for on a percentage-of-completion basis, please tell us where you classify revenues and related costs in your Consolidated Statements of Operations.  If you classify these revenues and related costs within a single line item or allocate between products and services, please explain your basis of presentation, why you believe such presentation is reasonable and that it will be consistently applied.  Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Estimates and footnote disclosures in future filings include a discussion of your basis of presentation and reasons for such presentation.

Response to Comment No. 3.

Our arrangements accounted for on a percentage of completion basis are predominantly fixed price e-commerce contracts that involve the licensing of a core software platform together with significant customization, design and implementation services.  As the license of the core software platform is not a significant element of the overall arrangement, revenues and related cost of revenues from these arrangements are classified as Services Revenue and Services Cost of Revenue, respectively, in our Consolidated Statements of Operations, a method that will be consistently applied.  We do not believe that a discussion of our basis of presentation of revenues and related cost of revenues and reasons for such presentation in our future filings in our MD&A, Critical Accounting Estimates and footnote disclosures is necessary as revenue recognized on a percentage of completion basis is not material.  We will continue to monitor this activity and in the event it becomes material, we will discuss it as appropriate.

Multiple Element Arrangements, page 49

4.
We note your disclosure that for multiple element arrangements, you defer revenue for the fair value of undelivered elements based on vendor-specific objective evidence ("VSOE") as determined by standalone sales.  Please describe your methodology and assumptions used to establish VSOE of fair value for each undelivered element in your multiple element arrangements.  In your response, as it relates to post-contract support (“PCS"), please describe the process you use to evaluate the various factors (e.g. geographic region, purchase volume, competitive pricing, etc.) that affect your establishment of VSOE of fair value.  Additionally, please provide the volume and range of standalone sales used to establish VSOE and describe your policy for allocating arrangement consideration to PCS when the contractual price for this element does not fall within the respective VSOE of fair value range.

Response to Comment No. 4.

We allocate the total arrangement fee to the various elements of software license agreements using the residual method based on vendor specific objective evidence (“VSOE”) of the fair value of any undelivered elements in the arrangement.  VSOE of fair value for our professional services, principally implementation services and post-contract customer support ("PCS"), is established based upon an analysis of separate sales of those services, and is consistently applied.  In the few cases where we do not have sufficiently comparable stand-alone transactions, we determine VSOE of the fair value of PCS based on the contractual and substantive renewal rates for PCS, which are present in the majority of our PCS arrangements and represent the amounts expected to be charged to customers once the initial PCS period contained in the original licensing arrangement expires.

With respect to our process to establish VSOE of the fair value of PCS, on an annual basis we review historical standalone transactions for each PCS offering or product and analyze the amounts actually charged to customers for that product.  In our analysis, we aggregate the pricing data for each transaction that falls within the same or a similar concentration of transactions.  Concentrations are determined based on the type or size of a customer, size of the purchase, channel of distribution to that customer, geography and the like.  Due to the significant number of service transactions we enter into each year with customers, we apply judgment when determining the volume and range of stand-alone transactions for each particular concentration.  As a benchmark, however, within each concentration we define the scope of transactions to be reviewed by ensuring that at least 80% of the transactions used for the analysis fall within 15% of the median of the relevant population.  If we are able to identify a sufficient number of transactions that fall within that range, we conclude that the range represents the fair value for that concentration.

When the contract price for an undelivered PCS element does not fall within the respective VSOE of fair value range for such services (taking into account the relevant concentration), but a sufficient volume of other similar transactions do fall within this range to thus establish a fair value, we defer revenue in connection with the undelivered elements up to the lower end of the VSOE of fair value range, and the remaining portion of the arrangement fee is allocated to the delivered elements.

Note 13. Income Taxes, pages 62

5.
Based on your discussion of income tax expense as noted on page 29, it appears that certain tax audits for tax years 1999 to 2006 have been settled.  Please clarify which tax years remain subject to examination by your major taxing jurisdictions as required by paragraph 21(e) of FIN 48 and confirm that you will include this disclosure in future filings.

In the ordinary course of our business, transactions occur for which the ultimate tax outcome may be uncertain.  Tax authorities periodically audit our income tax returns. These audits include examination of our significant tax filing positions, including the timing and amounts of deductions and the allocation of income and expenses among tax jurisdictions.  We file income tax returns with the IRS in the U.S. as well as with various foreign tax jurisdictions. We currently consider our major taxing jurisdictions to include the U.S., the United Kingdom and Ireland.

Our income tax returns are no longer subject to examination by the U.S. tax authorities for tax years ending before June 2007, by the U.K. tax authorities for tax years ending before June 2005 and the Irish tax authorities for tax years ending before June 2005. Certain periods prior to these dates, however, could typically be subject to adjustment due to the impact of items such as competent authority or carry back or carry forward claims.

We confirm that we will include this disclosure in future annual 10-K filings and that we will include significant changes to this disclosure in future quarterly filings as required by FIN 48 and regulation S-X.

Form 10Q for the Fisca1 Quarter Ended December 31, 2009
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 25

6.
We note that local controls and procedures at the Japanese subsidiary were "deliberately circumvented or manipulated" in perpetrating the fraudulent activities that took place at this entity.  We also note your conclusion that based on your current controls and procedures, no material weaknesses exist in your controls and procedures related to international operations.  Given that no changes in internal control over financial reporting have occurred during the quarter, please describe more fully how you evaluated that no material weaknesses currently exist and whether there is a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis.

Response to Comment No. 6.

As disclosed in our Form 10-Q for the period ended December 31, 2009,  our investigation of the fraudulent activities that we determined had occurred at our Japanese subsidiary during the period of fiscal year 2006 through the end of the second quarter of fiscal year 2010 included an evaluation of the materiality of the misstatements, which such evaluation considered the  guidance for quantifying the misstatements as set forth in SEC Staff Accounting Bulletin ("SAB") No.108 and also the guidance to be followed to evaluate whether the financial statements have been materially misstated once the errors have been identified - SAB  99, “Materiality”.  This analysis outlined and documented the quantification of the error in those periods.  The conclusions of this analysis, based on qualitative and quantitative factors, were that the errors were not material to any annual or interim reporting periods affected. Our investigation also included an evaluation of our existing internal controls over financial reporting and the deficiencies associated with these misstatements in accordance with AS 5.

Management concluded that the misstatements caused by the fraudulent activities were the result of a single significant deficiency in internal control over financial reporting and that the deficiency did not rise to the level of a material weakness.

Management determined that the operation of certain key controls at the Asia Pacific region level led to the identification by management of the misstatements caused by the fraudulent activities and their subsequent correction in the second quarter of fiscal year 2010.  These regional level controls operated effectively before the impact of the misstatements in any period became material to that period.

The control deficiencies resulted in immaterial errors in fiscal years 2006, 2007, 2008, 2009 and in the first quarter of fiscal year 2010.  The impact of the actual misstatements for fiscal years 2006, 2007 and 2008 was considered de minimis because the misstatements reduced net income before taxes by less than $420,000 for each of these years.  The key controls discussed above operated effectively before the misstatement rose to a material level in any one of those historical periods.

As additional support for its conclusion that the error did not reflect a material weakness in internal control over financial reporting, management considered the fact that our Japanese subsidiary is not material from the standpoint of our consolidated financial position or results of operations. We reached that conclusion in part by comparing the revenue and income before taxes of the subsidiary to those of the Company as a whole.  For example, the revenue of the subsidiary before adjustments for fiscal year 2009, one of the periods impacted by the fraudulent activities, and the period in which the Japanese subsidiary’s revenues were the highest, represented approximately 1% of the Company's consolidated revenue for the same period.  Additionally, the Japanese subsidiary's loss before taxes for the same period represented less than 1% of the Company’s consolidated income before taxes for that period.

As a result of our investigation of our internal control over financial reporting, we made changes to the Asia Pacific control environment. These changes do not have a material effect on our internal control over financial reporting.  Rather, we believe that these changes are a refinement of the existing internal controls and are not significant changes, and that refining our process is appropriate given that the existing processes avoided a material misstatement and  enabled us to identify the fraudulent activities that had occurred.  The changes to our internal controls for that region included: (i)lowering the threshold from US $50,000 to US $25,000 for review of invoices/contracts by the Asia Pacific Regional office; (ii) a requirement that all new vendors/customers be approved by the Asia Pacific regional office; (iii) the random selection of vendors/customers for periodic accounts receivable balance confirmation by the Asia Pacific regional office; and (iv) reemphasizing that any indications of unusual or irregular activity, or suspicions thereof, be immediately reported to the Company’s Chief Financial Officer.

To summarize, in arriving at the conclusion that the deficiency was not a material weakness, management considered the following quantitative and qualitative factors:

1)	The misstatements were not material to any historical interim or annual periods;
2)	The misstatements that occurred with respect to any period were identified by our internal controls before they became material to that period;
3)
The misstatements were the result solely of a deliberate and carefully orchestrated fraud perpetrated by one individual - the Japanese managing director - who was not a member of our senior management;

4)
The fraud did not involve any other employee in Japan or any company personnel outside of Japan – in particular, it did not involve anyone in our Asia Pacific regional office or regional subsidiaries, or anyone at the corporate level in the U.S.;

5)	Japan is considered an immaterial entity - representing no more than 1% of consolidated revenues and income before taxes, which is inconsequential, for the periods affected by the misstatements;
6)
Once the individual who perpetrated the fraud was removed from the subsidiary, the controls in operation at the region and in the individual subsidiaries in the region, including in Japan, were considered sufficient; and,

7)
The Company has taken remedial actions as a result of these misstatements which are considered refinements of existing controls in place to be carried out by the same individuals as before, as opposed to modification or implementation of significant controls.

Management concluded that the misstatements caused by the fraudulent activities were the result of a single significant deficiency in internal control over financial reporting and that the deficiency did not rise to the level of a material weakness.

As requested by the staff, MICROS Systems, Inc. acknowledges the following with regard to the 2009 Form 10-K and the Form 10-Q for the fiscal quarter ended December 31, 2009 (the “12/31/09 Form 10-Q”):

•	MICROS Systems, Inc., is responsible for the adequacy and accuracy of the disclosures in the 2009 Form 10-K and the 12/31/09 Form 10-Q;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	MICROS Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, please feel free to contact me at 443-285-8045.

Sincerely,

Cynthia A. Russo Executive Vice President and Chief Financial Officer, MICROS Systems, Inc.